SEC
Mail Processing
Section

MAR 0 3 2008

Washington, DC
105

[redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petersen & Ramistella, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2340 Garden Road, Suite 202
(No. and Street)

Monterey, (City) California (State) 92940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Petersen 831-372-3426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/24

OATH OR AFFIRMATION

I, Kenneth Petersen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petersen & Ramistella, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CRISTOFER A. CABANILLAS
Commission # 1771350
Notary Public - California
Monterey County
My Comm. Expires Sep 30, 2011

Signature

Vice President

Title

Notary Public (SEE ATTACHED)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of CA
County of Monterey } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7
8 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 25 (Date) day of February (Month), 2008 (Year), by

(1) Kenneth B. Peterson (Name of Signer(s))

(2) ______________________ (Name of Signer(s))

CRISTOFER A. CABANILLAS
Commission # 1771350
Notary Public - California
Monterey County
MyComm. Expires Sep 30, 2011

Place Notary Seal Above

[signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2/25/08 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

PETERSEN & RAMISTELLA, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

2340 Garden Road, Suite 202
Monterey, CA 93940

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

I have audited the accompanying statement of financial condition of Petersen & Ramistella, Inc. as of December 31, 2007 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Petersen & Ramistella, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Petersen & Ramistella, Inc. as of December 31, 2007 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 4, 2008

PETERSEN & RAMISTELLA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	
Checking	$ 10,287
Accounts receivable	
Clients	3,401
Related party – rent and miscellaneous expenses	2,025
	5,426
Prepaid expenses	3,818
Organization costs less accumulated amortization of $2,396	579
	4,397
TOTAL ASSETS	$ 20,110

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 532
Accrued liabilities	1,041
TOTAL LIABILITIES	1,573
SHAREHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized; 2,000 shares outstanding	46,100
Retained deficit	(27,563)
TOTAL SHAREHOLDERS' EQUITY	18,537
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 20,110

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Fees	$ 1,102,628
Commissions	272,461
Other	36,784
TOTAL REVENUE	1,411,873
EXPENSES	
Commissions	1,337,811
Operating expenses – page 11	86,516
TOTAL EXPENSES	1,424,327
(LOSS) BEFORE INCOME TAXES	(12,454)
FEDERAL TAX PROVISION	0
FRANCHISE TAX PROVISION	800
NET (LOSS)	$(13,254)

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	2,000	$46,100	$(14,309)	$ 31,791
Net (Loss)			(13,254)	(13,254)
Balance, December 31, 2007	2,000	$46,100	$(27,563)	$ 18,537

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net (loss)	$(13,254)
Amortization	600
Changes in operating assets and liabilities:	
Accounts receivable	11,875
Prepaid expense	(2,098)
Accounts payable	(206)
Accrued liabilities	(69)
Net cash used from operating activities	(3,152)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	--
Net decrease in cash	(3,152)
Cash at beginning of year	13,439
Cash at December 31, 2007	$ 10,287
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ 1,100

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

Petersen & Ramistella (PRI or the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a registered investment advisor. PRI was incorporated September 12, 2002 in California and became a member of the National Association of Securities Dealers (NASD) on March 9, 2003. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency).

The Company's sole office is in Monterey, California and is run by two principals, Messrs. Petersen and Ramistella.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company's financial statements are maintained on the accrual basis of accounting.

B. The Company files its tax return on the cash basis of accounting. Deferred taxes for timing differences, principally accrual basis versus cash basis, are accounted for as deferred taxes.

C. Organization costs are amortized over sixty months by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2007, the net capital was $8,714, which exceeded the required minimum capital by $3,714. The aggregate indebtedness to net capital percentage is 18%.

NOTE 4 - EXEMPTION FROM THE SEC RULE 15C3-3

PRI receives sales commissions and commissions from mutual fund trailers and does not hold securities for customers.

Therefore, PRI is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

NOTE 5 – PROVISION FOR INCOME TAXES

The Company has elected to be treated as a Small Business Corporation starting January 1, 2005. All the income or losses will be passed through to each individual shareholder and taxes are paid at each individual shareholder's rate. The Company is subject to a California state tax of 1.5% with a minimum of $800 per year.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company sub leases a portion of its office facility (50%) to Mr. Petersen, a related party.

NOTE 8 – CONTINGENCIES

PRI leases office space for $3,427 per month. The lease which includes cost of living increases became effective September 1, 2006 and runs through August 31, 2011 with the options to renew beginning September 1, 2011 through August 31, 2016. Future scheduled annual rents are:

2008	$ 42,784
2009	44,068
2010	45,388
2011	30,856
	$163,096

PETERSEN & RAMISTELLA, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 18,537
Non allowable assets - Page 9	(9,823)
NET CAPITAL	$ 8,714
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 105
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 3,714
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 8,557
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,573
Percentage of aggregate indebtedness to net capital	18%

RECONCILIATION

The following is a reconciliation as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited Net Capital	$ 8,713
Rounding	1
Audited Net Capital	$ 8,714

See Accompanying Notes to Financial Statements.

PETERSEN & RAMISTELLA, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2007

NON-ALLOWABLE ASSETS

Accounts Receivable – Clients	$ 3,401
Accounts Receivable – Related Party	2,025
Prepaid Expense	3,818
Organization Costs	579
	$ 9,823

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Petersen & Ramistella
Monterey, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 4, 2008

PETERSEN & RAMISTELLA, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

Advertising	$ 600
Amortization	600
Dues and Subscriptions	2,420
Insurance	982
Interest	1,100
Internet	1,576
Janitorial	900
Licenses and Permits	6,498
Office Expense	1,265
Outside Services	1,300
Payroll Taxes	652
Postage and Delivery	3,071
Printing & Reproduction	1,657
Professional Fees	30,223
Rent	20,820
Repair	1,022
Security	296
Solicitor Fee	2,271
Travel and Entertainment	40
Telephone	2,792
Utilities	1,431
Wages	5,000
Total	$86,516

See Accompanying Notes to Financial Statements.

PART II

PETERSEN & RAMISTELLA, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

In planning and performing my audit of the financial statements and supplemental schedules of Petersen & Ramistella, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Petersen & Ramistella, Inc.
Monterey, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 4, 2008

END